Mail Stop 3233

                                                                    August 22,
2018

Via E-Mail
DeAnn O'Donovan
President and Chief Executive Officer
440 S. LaSalle Street, Suite 1110
Chicago, Illinois 60605

       Re:     AHP Servicing LLC
               Draft Offering Statement on Form 1-A
               Submitted July 26, 2018
               CIK No. 0001746078

Dear Ms. O'Donovan:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that you are responsible for analyzing the applicability of Regulation M to the company's ability to purchase Series A Preferred Stock based on the limited right of liquidity described on page 24. We urge you to consider all the elements of your repurchase right in determining whether it is consistent with the class relief granted by the Division of
   Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October
   22, 2007. To the extent you have questions as to whether the repurchase right is entirely consistent with that class exemption you may contact the Division of Trading and Markets at
   202-551-5777.

2. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments,
 DeAnn O'Donovan
AHP Servicing LLC
August 22, 2018
Page 2

   investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

3. Please provide us with your detailed legal analysis of whether the implementation of the limited right of liquidity would result in a tender offer and the applicability of Regulation
   14E to that program. We may have further comment.

4. Please revise your disclosure to provide additional details about the program providing a limited right of liquidity. For example, disclose (i) whether the number of shares subject to this right will be capped, both per shareholder and in the aggregate, (ii) the timing of any payment for such requests, (iii) the ability of shareholders to withdraw the request, and (iv)
   the timing of any determination that the company cannot purchase or consent to the sale of the shares.

5. We note your disclosure on page 2 and throughout the offering statement that you "intend to distribute enough to pay Investors a return of 10% per year on their invested capital." Please revise to clarify the extent to which the 10% distribution is a term of the security. Please also balance your disclosure regarding the distribution to highlight that you have yet to commence operations, have not generated profits, and may be unable to pay the distribution.

6. The LLC Agreement provides that the directors, officers and employees of the Company do not owe any fiduciary duties to the Company or its stockholders, and that any fiduciary duties that may be implied by applicable law are expressly waived by the stockholders (including
   Investors) and the Company. Please revise to clarify whether this limitation applies to claims made under the federal securities laws. Please also confirm that Delaware law permits such a provision, or alternatively address any questions as to enforceability specifically focusing on the enforceability of a provision that extends beyond members and managers. Last, revise to discuss more specifically what rights investors are relinquishing so that investors can fully understand the consequences of this waiver.

7. The LLC Agreement requires Investors to waive the right to trial by jury in respect of any legal action arising out of or relating to the LLC Agreement. Please revise to clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws.
   Please also confirm that Delaware law permits such a provision, or alternatively address any questions as to enforceability.

8. The Investment Agreement provides that an Investor "would not be entitled to recover any lost profits or special, consequential, or punitive damages." Please revise to clarify whether this provision applies to claims made under the federal securities laws. Please also confirm that Delaware law permits such a provision, or alternatively address any questions as to enforceability.
 DeAnn O'Donovan
AHP Servicing LLC
August 22, 2018
Page 3

Past Performance, page 20

9. We note your disclosure in the table on page 21 regarding the "Total ROI" from certain programs. Please provide us with a more detailed explanation of how you determined these returns and provide your analysis detailing why you believe it is appropriate to provide this information for programs are not yet completed.

Limited Right of Liquidity, page 24

10. The Series A Preferred Stock Authorizing Resolution provides that the Company may purchase "or arrange for the purchase" of shares and the LLC Agreement provides that the
    Board may designate a person to purchase the shares under the first right of refusal. Please reconcile your disclosure to clarify if the Company may arrange for and designate an alternative purchaser for the shares, and if so, whether any such transaction will be registered or exempt. In addition, this discussion provides that the Company may purchase, or consent to the sale, under the limited right of liquidity provided to investors. The discussion on page
    34 and your Limited Liability Company Agreement provide that Board action is necessary to purchase or consent to a sale. Please revise to clarify the extent to which Board approval is required.

Plan of Operation, page 40

11. Please revise to state whether the proceeds from the offering will satisfy the company's cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations. See Item 9(c) of Form 1-A.

Security Ownership of Management and Certain Securityholders, page 46

12. Please revise the beneficial ownership table to show the percent of class owned by each beneficial owner. See Item 12(b)(3) of Form 1-A. In this regard, it does not appear that Mr.
    Newbery individually, and all directors and executive officers as a group, each own 100% of your common stock.
 DeAnn O'Donovan
AHP Servicing LLC
August 22, 2018
Page 4

       You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Wilson Lee,
Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney,
(202) 551-7150 or
me at (202) 551-3215 with any other questions.


                                                           Sincerely,

                                                           /s/ Kim McManus

                                                           Kim McManus
                                                           Senior Attorney
                                                           Office of Real
Estate and
                                                           Commodities

cc:    Markley S. Roderick, Esq.
       Flaster/Greenberg